MAG SILVER CORP. Suite 770, 800 W. Pender St., Vancouver, BC, Canada V6C 2V6 Tel: 604-630-1399 Fax: 604-681-0894 www.magsilver.com

November 30, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re: MAG Silver Corp., File No. 001-33574
   Comments on Form 40-F for the Year Ended December 31, 2015

Dear Mr. Decker:

We are in receipt of your letter dated November 9, 2016.  We have prepared a response but given the nature of the comments, we have requested our Auditors to review it and they require additional time to do so.  Subsequent to our initial request for additional time to November 30, 2016, we respectfully request your permission to submit our response to you on or before December 6, 2016.

Thank you very much.

Yours truly,

"Larry Taddei"

Larry Taddei
Chief Financial Officer
MAG SILVER CORP.